DOGNESS (INTERNATIONAL) CORP

June 24, 2024

Erin Donahue

Bradley Ecker

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Dogness (International) Corp
Amendment to Registration Statement on Form F-3
Filed June 24, 2024
File No. 333-280051

Dear Ms. Donahue and Mr. Ecker:

This letter is in response to the letter dated June 13, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Dogness (International) Corp (the “Company,” “we,” and “our”) with respect to the above-referenced Registration Statement on Form F-3 (the “Registration Statement”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Amendment to Registration Statement is being filed to accompany this letter.

Registration Statement on Form F-3 filed June 7, 2024

General

1.	We note your disclosure appearing on the cover page, Summary, and Risk Factor sections relating to legal and operations risks associated with operating in China and PRC regulations has changed significantly from the disclosure included in your annual report on Form 20-F, File No. 001-38304 filed October 12, 2023. It is unclear to us that there have been changes in the regulatory environment warranting disclosure that mitigates the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please revise.

Response: We have revised our disclosures on the cover page, Prospectus Summary, and Risk Factors sections accordingly. Certain risk factors included in the annual report on Form 20-F, File No. 001-38304 filed October 12, 2023 were deleted because they are redundant and similar risks have been disclosed in other risk factors. In addition, we have deleted risk factors regarding repatriation of offering proceeds because they are inapplicable to a selling shareholder registration statement, for which the company will receive no offering proceeds.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anthony W. Basch, Esq., of Kaufman & Canoles, P.C., at (804)-771-5725.

Very truly yours,

By:	/s/ Silong Chen
Silong Chen
Chief Executive Officer and Director

cc:	Anthony W. Basch, Esq.
Kaufman & Canoles, P.C.

[signature page to the SEC response letter]